Exhibit 99.2

Gerova Rescheduled Conference Call:  Dial-in Information

HAMILTON, Bermuda, Dec. 10, 2010 /PRNewswire-FirstCall/ -- Gerova Financial Group, Ltd. ("Gerova") (NYSE: GFC) today announced the dial-in information for the rescheduled Gerova Shareholder Conference Call on Monday, December 13, 2010, at 11:00 a.m. EST.

The call, originally scheduled for today, was rescheduled due to technical difficulties with the previous conference call service provider.

The sole purpose of the call is to review the events described in recent public releases.

The toll-free number for U.S. callers is:  1 (877) 941-0844.  The dial-in number for international callers, including those is Canada, is: 1 (480) 629-9645.  No passcode is required.

A replay of the call will be available on the Gerova web site: www.gerova.com.

About Gerova Financial Group, Ltd.

Gerova Financial Group, Ltd. is diversified financial services company formed to acquire private equity portfolios and to provide reinsurance capacity principally to life and annuity insurance carriers. The company went public as a Special Purpose Acquisition Company (SPAC) and later successfully became an operating company in January 2010 after acquiring nine private equity portfolios from hedge funds in exchange for its public stock. In June 2010 Gerova Reinsurance Ltd received a class 3 insurance license from the Bermuda Monetary Authority. Gerova was admitted to trade on the NYSE in September 2010 and is listed in the Russell 2000® index published by Russell Investments, a ranking of the top US listed public companies.

CONTACT: Jeff Lloyd or Thomas Mulligan, both of Sitrick and Company, +1-212-573-6100